Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

VIA EDGAR

April 25, 2022

Mr. Jeremy Esperon

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Penn Series Funds, Inc.; File Nos. 002-77284 and 811-03459

Dear Mr. Esperon:

This letter responds to comments conveyed to us telephonically on April 12, 2022 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 94 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2022, for the purpose of revising the investment objective of the Mid Cap Growth Fund and the principal investment strategy of the Emerging Markets Equity Fund (each a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registration Statement.

Prospectus

1.	Comment. Please provide a completed fee table and Example for each Fund in correspondence prior to the effective date of the Registration Statement.

Response. Each Fund’s completed fee table and Example is set forth in Appendix A hereto.

2.	Comment. Please present the second sentence in the introduction to the “Fund Fees and Expenses” section in bold text consistent with Item 3 of Form N-1A.

Response. The Registrant has formatted the sentence as requested.

3.

Comment. Please revise the fourth sentence in the introduction to the Example to clarify that investors will bear the costs shown whether they redeem or hold their shares at the end of the periods indicated.

Response. The Registrant has revised the disclosure as requested.

4.	Comment. Please ensure that each Fund’s Item 4 principal investment strategy discussion reflects a summary of the Fund’s Item 9 principal investment strategy discussion consistent with Form N-1A.

Response. The Registrant respectfully declines to revise its principal investment strategy discussions in either Item 4 or Item 9. The Registrant generally does repeat information disclosed in Item 4 in Item 9 in accordance with General Instruction C.3(a) of Form N-1A, which states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

5.

Comment. The principal investment strategy for the Emerging Markets Equity Fund states that “[e]merging markets countries generally include every nation in the world except the U.S., Canada, Japan, Australia, New Zealand and most nations located in Western Europe.” Please specify which countries in Western Europe are excluded from the definition of emerging markets countries. Alternatively, disclose the countries in Western Europe that are emerging market countries.

Response. The Registrant has revised the referenced sentence to disclose those countries MSCI defines as emerging market countries for purposes of its MSCI Emerging Markets Index, the Fund’s benchmark index.

6.

Comment. We note that the “Investments in China Risk” discussion included in the principal risks section for the Emerging Markets Equity Fund notes that the Fund may invest in China A-Shares and P-notes. Please revise the Emerging Markets Equity Fund’s principal investment strategy to note such investments.

Response. The Registrant has revised the principal investment strategy disclosure to note that the Emerging Markets Equity Fund may invest in China A-Shares. The Registrant has not added disclosure to the principal investment strategy discussing investments in P-notes at this time because the Fund does not currently invest a material amount in P-notes. We have retained the principal risk disclosure related to P-notes because we understand it is possible that the Fund could invest a material amount in such securities in the future due to changes in market conditions.

7.

Comment. Please ensure the “Emerging Markets Risk” discussion included as a principal risk for the Emerging Markets Equity Fund addresses the factors identified in “ADI 2020-11: Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.” In particular, please ensure the risk disclosure addresses the risks associated with market manipulation, limited reliable access to capital, and differences in accounting standards.

Response. The Registrant has revised the “Emerging Markets Risk” discussion in Item 9 accordingly.

8.

Comment. With respect to the “Expense and Expense Limitations” discussion on page 22 of the Prospectus, please disclose that no reimbursement will cause a Fund to exceed its expense limitation as in effect either at the time the expense was waived and at the time of reimbursement.

Response. The Registrant has added the requested statement.

9.	Comment. In the “Non-Fundamental Policies” discussion on page 50 of the SAI, please revise the reference to “illiquid securities” to “illiquid investments” consistent with Rule 22e-4.

Response. The Registrant has made the requested change.

10.

Comment. For newly listed portfolio managers Ramiz Chelat and Bradley Halverson, please provide “Fund Shares Owned by Portfolio Managers” and “Other Accounts” information as of the most recent practicable date.

Response. The Registrant will provide the requested information as of the most recent practicable date for each portfolio manager. For Mr. Chelat, who became a portfolio manager for the Fund in October 2021 and for which the registration was supplemented at that time, December 31, 2021 is the most recent practicable date.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101.

Sincerely yours, /s/ Laura E. Flores Laura E. Flores cc: Philip K.W. Smith, Esq. Victoria Robinson

Appendix A

MID CAP GROWTH FUND

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below. Additional fees and expenses will be applied at the variable contract level. Those fees and expenses are described in your variable contract prospectus. If the information below were to reflect the deduction of variable contract charges, fees and expenses would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.70%
Distribution (12b-1) Fees	None
Other Expenses	0.28%
Total Annual Fund Operating Expenses	0.98%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your variable contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$100	$312	$542	$1,201

EMERGING MARKETS EQUITY FUND

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below. Additional fees and expenses will be applied at the variable contract level. Those fees and expenses are described in your variable contract prospectus. If the information below were to reflect the deduction of variable contract charges, fees and expenses would be higher.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Investment Advisory Fees	0.87%
Distribution (12b-1) Fees	None
Other Expenses	0.38%
Total Annual Fund Operating Expenses	1.25%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your variable contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$127	$397	$686	$1,511